UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

Sierra Bancorp

(Name of Issuer)
Common Stock

(Title of Class of Securities)
82620P102

(CUSIP Number)
Jeffrey A. Tisdale, Esq.
Tisdale & Nicholson, LLP
2029 Century Park East, Suite 900
Los Angeles, CA 90067
(310) 286-1260

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 25, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	82620P102

1	NAME OF REPORTING PERSONS Patricia L. Childress

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		739,059

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,673

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		755,165

WITH	10	SHARED DISPOSITIVE POWER

		6,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	771,732

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D

CUSIP No.	82620P102

1	NAME OF REPORTING PERSONS Carol A. Bates

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		622,567

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,673

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		633,134

WITH	10	SHARED DISPOSITIVE POWER

		6,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	655,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

      This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Patricia L. Childress ("Ms. Childress" or "Reporting Person Childress") and Carol A. Bates ("Ms. Bates" or "Reporting Person Bates") on March 26, 2008 (the "Schedule 13D") relating to the Common Stock of Sierra Bancorp, a California corporation (the "Issuer"). Ms. Childress and Ms. Bates are collectively referred to herein as the "Reporting Persons."  Issuer's principal executive office is located at 86 North Main Street, Porterville, California 93257. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration

The securities were acquired by inheritance from Reporting Persons brother as set forth in Item 4.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following to the beginning of the last paragraph thereof:

On November 25, 2008, additional shares were transferred to Reporting Persons pursuant to terms of the Gregory A. Childress Revocable Trust (See response set forth in Item 5 (c)).

Item 5.     Interest in Securities of the Issuer

The response set forth in Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

The following information is based on 9,666,391 shares of Issuer's Common Stock outstanding according to the Issuer's report on Form 10-Q filed on November 10, 2008:

(a)                The aggregate number of shares of the Issuer's Common Stock beneficially owned by each Reporting Person covered by this statement is as follows:

Name	Number of Shares	Percentage
Patricia Childress	771,732	7.9%
Carol Bates	655,240	6.7%

(b)

(1) Number of shares as to which Ms. Childress has:

(i) Sole power to vote or to direct the vote: 739,059

(ii) Shared power to vote or to direct the vote: 32,673

(iii) Sole power to dispose or to direct the disposition of: 755,165

(iv) Shared power to dispose or to direct the disposition of: 6,000

(2) Number of shares as to which Ms. Bates has:

(i) Sole power to vote or to direct the vote: 622,567

(ii) Shared power to vote or to direct the vote: 32,673

(iii) Sole power to dispose or to direct the disposition of: 633,134

                (iv) Shared power to dispose or to direct the disposition of: 6,000

(c)           Reporting Persons have acquired shares in the past 60 days pursuant to terms of the Gregory A. Childress Revocable Trust. On November 25, 2008, 68,617 shares of common stock were transferred from the Gregory A. Childress Revocable Trust to Ms. Childress and 68,616 shares of common stock were transferred from the Gregory A. Childress Revocable Trust to Ms. Bates. Additionally, on November 25, 2008, 37,500 shares of common stock were transferred from the Gregory A. Childress Revocable Trust to each Reporting Person (the total securities transferred equaling 75,000).  As of  November 25, 2008, based upon market trades, Reporting Persons believe the price per share to be $21.47.

(d)        None.

(e)        Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: January 19, 2009

Signature

/s/ Patricia Childress Pa Patricia Childress, an individual

Signature

/s/ Carol Bates
Carol Bates, an individual